Darren K. DeStefano T: +1 703 456 8034 ddestefano@cooley.com	Via EDGAR AND COURIER

 March 10, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attn:	Jennifer López, Staff Attorney
Dietrick King, Legal Branch Chief
Jason Niethamer, Assistant Chief Accountant
Andrew Mew, Accounting Branch Chief

RE:	Everyday Health, Inc.
Registration Statement on Form S-1
Registration No. 333-194097

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Everyday Health, Inc.

345 Hudson Street, 16th Floor

New York, NY 10014

Attn: Alan Shapiro, Executive Vice President and General Counsel

Telephone: (646) 728-9500

Facsimile: (646) 728-9501

Ladies and Gentlemen:

On behalf of our client Everyday Health, Inc. (the “Company”), please find below supplemental information to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1 (File No. 333-194097) (the “Registration Statement”).

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

One Freedom Square, Reston Town Center, 11951 Freedom Drive, Reston, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 www.cooley.com

March 10, 2014

Page Two

Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company supplementally advises the Staff of the preliminary price range for the common stock to be offered under the Registration Statement. Based on current market conditions, the Company currently expects a preliminary estimated price range of between $[***] and $[***] per share of the Company’s common stock for the Company’s proposed initial public offering (“IPO”) (before giving effect to an expected reverse stock split to be effected prior to the completion of the IPO).

This preliminary estimate reflects the estimated public offering price of the shares to be sold in the market, which shares will be freely tradable and will not be subject to a lock-up agreement, in contrast with substantially all of the Company’s outstanding stock, and thus does not include any marketability discount. The range also assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as a sale transaction or remaining a privately held company.

Due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the price range of the common stock may change. The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. This price range will be no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.

Based on the preliminary per share estimate provided above, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the proposed price range, or at all, the Company believes that the recent contemporaneous valuations of its per share stock price, as described in detail in the Registration Statement, are consistent with the Company’s and the underwriters’ preliminary estimates. As a result, the Company does not propose to increase the amount of its previously recorded stock-based compensation expense as a result of the underwriters’ preliminary estimate.

Specifically, please note that the per share value of $7.54 in the Company’s December 31, 2013 valuation was based on a 75% probability of an IPO by the second quarter of 2014. Had the

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

One Freedom Square, Reston Town Center, 11951 Freedom Drive, Reston, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 www.cooley.com

March 10, 2014

Page Three

Company assumed a 100% probability of an initial public offering, the value would have been $[***] per share (before giving effect to any discount for the lack of marketability or time value of money). The Company supplementally advises the Staff that it plans to make option grants during the week of March 10, 2014, reflecting an exercise price of $10.00 per share. The Company undertakes to describe the December 31, 2013 valuation, and aforementioned stock option grants in a pre-effective amendment to the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at One Freedom Square, Reston Town Center, 11951 Freedom Drive, Reston, Virginia 20190-5656.

* * * *

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (703) 456-8034 or Babak Yaghmaie, of our firm’s New York office, at (212) 479-6556.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Alan Shapiro, Everyday Health, Inc.
Seth Zelnick, Everyday Health, Inc.
Babak Yaghmaie, Cooley LLP
Allison Haggerty, Cooley LLP
Kirk Davenport, Latham & Watkins LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

One Freedom Square, Reston Town Center, 11951 Freedom Drive, Reston, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 www.cooley.com